Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

2 May 2019

AMCOR SHAREHOLDERS VOTE IN FAVOUR OF SCHEME

Amcor Limited (“Amcor”) shareholders today voted in favour of the proposed scheme of arrangement between Amcor and its shareholders to create a new holding company, Amcor plc (“New Amcor”), in order to effect the combination of Amcor and Bemis Company, Inc (“Scheme”).

Voting results

Amcor advises that the resolution to approve the Scheme, as set out in the Notice of Scheme Meeting dated 12 March 2019, was passed by the requisite majorities of Amcor shareholders at the Scheme meeting, with:

•                       >50% of Amcor shareholders present and voting (in person or by proxy) in favour of the resolution; and

•                       >75% of votes cast in favour of the resolution.

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the outcome in respect of the resolution to approve the Scheme is set out below:

	FOR	AGAINST	TOTAL VOTES	ABSTAIN*	% FOR
Votes	810,748,907	25,388,974	836,137,881	2,195,187
% of Votes	96.96%	3.04%	100%	N/A	96.96%
Shareholders	5,327	401	5,728	89
% of Shareholders	93.00%	7.00%	100%	N/A	93.00%

* Note that votes relating to a shareholder who abstains from voting are not counted in determining the requisite majorities.

The proxies received at proxy-close were:

	FOR	AGAINST	OPEN	TOTAL VOTES	ABSTAIN^	% FOR
Votes	805,642,046	25,382,406	4,968,681	835,993,133	2,195,187
% of Votes	96.37%	3.04%	0.59%	100%	N/A	96.37%
Shareholders	4,077	398	1,222	5,697	89
% of Shareholders	71 .56%	6.99%	21.45%	100%	N/A	71.56%

^ Note that votes relating to a shareholder who abstains from voting are not counted in determining the requisite majorities.

For further information contact the Amcor Shareholder Information Line on 1300 302 458 (within Australia) or +61 1300 302 458 (outside Australia), between 8.00am and 7.30pm (Melbourne time).

ENDS

Investors	Media – Australia	Media – Europe	Media – North America
Tracey Whitehead	James Strong	TR Reid	Daniel Yunger
Head of Investor Relations	Citadel-MAGNUS	Head of Global Communications	KekstCNC
Amcor Limited		Amcor Limited
+61 3 9226 9028	+61 448 881 174	+41 44 316 7674	+1 212 521 4879
tracey.whitehead@amcor.com	jstrong@citadelmagnus.com	tr.reid@amcor.com	daniel.yunger@kekstcnc.com

About Amcor

Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products. Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services. The company’s 33,000 people generate more than US$9 billion in sales from operations that span some 200 locations in more than 40 countries.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Amcor plc (f/k/a Arctic Jersey Limited) (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions;

transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2018. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information Filed with the SEC and registered with ASIC

In connection with the contemplated transactions, New Amcor has filed an effective Registration Statement on Form S-4 with the SEC that includes a preliminary form joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus has been sent or given to Bemis shareholders and will contain important information about the contemplated transactions. The S-4 has been declared effective by the SEC. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully because they contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Bemis shareholders should carefully read the joint proxy statement/prospectus, and any other relevant documents filed by New Amcor or Bemis before making any investment decision.

In connection with the scheme of arrangement, which is part of the contemplated transaction, Amcor has registered a Scheme Booklet with ASIC that includes an independent expert’s report and a notice of scheme meeting. The Scheme Booklet is an important document and should be read carefully and in its entirety by shareholders. A copy of the Scheme Booklet has been sent to Amcor shareholders and will otherwise be available on the ASX’s website (www.asx.com.au).

This announcement does not contain all of the information contained in the Scheme Booklet and S-4. For example section 1.2 of the Scheme Booklet outlines the disadvantages of the transaction and section 7 of the Scheme Booklet contains certain risk considerations relating to the transaction that should also be considered by Amcor shareholders, and the ‘Risk Factors’ section of the S-4 outlines the risks relating to the transaction that should also be considered by Bemis shareholders.